Exhibit 99.1

GasLog Ltd. Reports Financial Results for the Three-Month Period Ended June 30, 2022

Hamilton, Bermuda, August 4, 2022, GasLog Ltd. and its subsidiaries (“GasLog”, “Group” or “Company”) (NYSE: GLOG-PA), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended June 30, 2022.

Recent Developments

Sale of Vessels

In June 2022, GasLog Partners LP (“GasLog Partners” or the “Partnership”) entered into an agreement to sell, subject to customary and other closing conditions, the Methane Shirley Elisabeth, a 145,000 cubic meter (“cbm”) steam turbine propulsion (“Steam”) LNG carrier built in 2007, to an unrelated third party for a gross sale price of approximately $54.0 million, resulting in the reclassification of the vessel as held for sale and the recognition of an impairment loss of $14.7 million as of June 30, 2022. The transaction is expected to be completed in the third quarter of 2022, upon redelivery of the vessel from its current charterer.

In addition, as of June 30, 2022, the Partnership had been pursuing an agreement for the sale and lease-back of another Steam vessel, resulting in the reclassification of that vessel as held for sale and the recognition of an impairment loss of $13.3 million. While no definitive agreement has yet been reached, the agreement is expected to be executed, and the sale expected to be completed, within the next 12 months.

Newbuilding Facility with CMB Financial Leasing Co., Ltd. (“CMBFL”)

On July 6, 2022, the Group entered into four sale and lease-back agreements that provide for the financing of our four LNG carriers on order at Daewoo Shipbuilding and Marine Engineering Co. Ltd. (“Daewoo”) with CMBFL. The Group will sell the aforementioned newbuildings for a total amount of up to $762.6 million, raising 92.5% of the newbuilding contract price in form of pre- and post- delivery financing and will lease the newbuildings back for a period of ten years (under a 20-year profile) from each delivery date. GasLog has the option to repurchase the vessels no earlier than the third anniversary of each delivery date. The interest on the outstanding capital is calculated on a daily compounded Secured Overnight Financing Rate (“SOFR”) plus a margin. On July 15, 2022, the amount of $20.6 million was drawn under these agreements to partially finance installments already paid by the Company to the shipyard. All future installments (including the delivery installment) will be financed by CMBFL. The delivery installment is subject to a fair market value test.

New Charter Agreements

During the second quarter of 2022, GasLog was awarded a one-year time charter agreement by the Hellenic Gas Transmission System Operator (DESFA) S.A. (“DESFA”) for the Methane Lydon Volney, a 145,000 cbm Steam LNG carrier built in 2006. In addition, in April 2022, with respect to the Group’s newbuilding orders, a new time charter party agreement was signed for a period of seven years, commencing upon delivery of the vessel, currently expected to be during the third quarter of 2024, and a new multi-month time charter party agreement was signed for the GasLog Savannah, a 155,000 cbm tri-fuel diesel electric (“TFDE”) LNG carrier built in 2010, currently expected to commence in the third quarter of 2022, both with a multinational oil and gas company.

The Partnership also signed a new multi-month time charter agreement with a major trading house for the GasLog Seattle, a 155,000 cbm TFDE LNG carrier built in 2013. In addition, the Partnership rechartered the Methane Rita Andrea, a 145,000 cbm Steam LNG carrier built in 2006 with an energy major for one year, which will commence after the expiration of the current time charter agreement with a wholly owned subsidiary of Gunvor Group Ltd. (“Gunvor”).

Dividend Declarations

On August 3, 2022, the board of directors declared a quarterly cash dividend of $0.15 per common share, or $14.3 million in the aggregate, payable on August 5, 2022, to shareholders of record as of August 4, 2022.

On August 3, 2022, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on October 3, 2022, to holders of record as of September 30, 2022.

Financial Summary

Amounts in thousands of U.S. dollars	For the three months ended
	June 30, 2021	June 30, 2022
Revenues	$173,010	$216,096
Profit for the period	$7,711	$48,369
Adjusted EBITDA[1]	$119,236	$165,510
Adjusted Profit[1]	$26,476	$62,452

1 Adjusted EBITDA and Adjusted Profit are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 3,175 available days for the quarter ended June 30, 2022, as compared to 2,864 available days for the quarter ended June 30, 2021. Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (for example, days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities). The increase in available days was mainly driven by the deliveries of the GasLog wholly owned vessels, the GasLog Wellington and the GasLog Winchester on June 15, 2021 and August 24, 2021, respectively and the decrease in off-hire days for scheduled dry-dockings (154 dry-docking off-hire days in the three-month period ended June 30, 2021 compared to nil dry-docking off-hire days in the three-month period ended June 30, 2022).

Revenues were $216.1 million for the quarter ended June 30, 2022 ($173.0 million for the quarter ended June 30, 2021). The increase in revenues is mainly attributable to our vessels operating in the spot market in the second quarter of 2022, in line with the improvement of the LNG shipping spot and term market. There was also an increase from the aforementioned deliveries of the GasLog wholly-owned vessels, combined with less 154 off-hire days due to the scheduled dry-dockings of four of our vessels in the second quarter of 2021 (compared to nil in the same period in 2022).

Profit for the period was $48.4 million for the quarter ended June 30, 2022 ($7.7 million for the quarter ended June 30, 2021). The increase in profit is mainly attributable to the increase in revenues, as discussed above and the decrease in general and administrative expenses (mainly affected by the decrease in legal costs and the net decrease in amortization of share-based and cash compensation associated with the take-private transaction with BlackRock’s Global Energy & Power Infrastructure team (the “Transaction”), the favorable movement of the Euro (“EUR”)/U.S. Dollar (“USD”) exchange rate and reduced employee costs), partially offset by the impairment loss recognized and the increased depreciation due to the increased fleet from the newbuilding deliveries and sale and lease-back transactions. The increase in profit was further impacted by an increase in gain on derivatives, mainly due to the increase in the mark-to-market valuation of derivatives held for trading which were carried at fair value through profit or loss and the decrease in financing fees associated with the amendment of the credit facilities as a result of the costs relating to the Transaction (such costs, the “Transaction Costs”).

Adjusted EBITDA was $165.5 million for the quarter ended June 30, 2022 ($119.2 million for the quarter ended June 30, 2021). The increase in Adjusted EBITDA is mainly attributable to the increase in revenues of $43.1 million, as discussed above and the decrease of $3.7 million in voyage expenses mainly due to the increased utilization of the Group’s vessels, partially offset by an increase of $1.7 million in vessel operating and supervision costs. The increase in vessel operating and supervision costs is mainly due to the increased fleet from the newbuilding deliveries, the increase in crew costs following our enhanced COVID-19 protocols, including crew extension bonuses to support our seafarers, travelling and extended quarantine days for seafarers prior to embarkation and to the in-house management of the Solaris (after her redelivery into our managed fleet on April 6, 2022), partially offset by the favorable movement of the EUR/USD exchange rate in the three-month period ended June 30, 2022 as compared to the same period ended June 30, 2021.

Adjusted Profit was $62.5 million for the quarter ended June 30, 2022 ($26.5 million for the quarter ended June 30, 2021). The increase in Adjusted Profit is mainly attributable to the increase in Adjusted EBITDA as discussed above partially offset by the increase in depreciation as discussed above.

As of June 30, 2022, GasLog had $271.8 million of cash and cash equivalents. An amount of $10.0 million of time deposits with an original duration greater than three months was classified under short-term cash deposits.

As of June 30, 2022, GasLog had an aggregate of $3.4 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $291.9 million is repayable within one year. Current bank borrowings include an amount of $69.1 million with respect to the associated debt of two Steam vessels classified as held for sale as of June 30, 2022. Furthermore, as of June 30, 2022, we also had an aggregate of $342.3 million of lease liabilities mainly related to the sale and leaseback of the Methane Julia Louise, the GasLog Shanghai, the GasLog Salem and the GasLog Skagen, of which $41.8 million is payable within one year.

As of June 30, 2022, GasLog’s current assets totaled $450.7 million, while current liabilities totaled $511.8 million, resulting in a negative working capital position of $61.1 million. Current liabilities include $72.9 million of unearned revenue in relation to hires received in advance of June 30, 2022 (which represents a non-cash liability that will be recognized as revenue in July 2022 as the services are rendered).

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. We anticipate that our primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations, existing and future borrowings and future sale and lease-back transactions. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our financial covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis.

GasLog Partners Preference Unit Repurchase Programme

In the quarter ended June 30, 2022, under the GasLog Partners’ preference unit repurchase programme (the “Repurchase Programme”) established in March 2021, GasLog Partners repurchased and cancelled 72,762 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”), 140,201 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) and 132,715 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”), for an aggregate amount of $8.7 million, including commissions.

Since the inception of the Repurchase Programme in March 2021, and up to June 30, 2022, GasLog Partners has repurchased and cancelled 80,600 Series A Preference Units, 777,220 Series B Preference Units and 615,599 Series C Preference Units, for an aggregate amount of $37.1 million, including commissions.

Fleet Update

Owned Fleet

As of August 4, 2022, our wholly owned fleet consisted of the following vessels:

			Cargo	Charterer (for
		Year	Capacity	contracts of more		Charter	Optional
Vessel Name		Built	(cbm)	than six months)	Propulsion	Expiration(1)	Period(2)
1	GasLog Chelsea (3)	2010	153,600	Spot Market	TFDE	—	—
2	GasLog Singapore (4)	2010	155,000	Singapore LNG Corporation	TFDE	March 2023	—
3	Methane Lydon Volney	2006	145,000	DESFA (5)	Steam	June 2023	2023 (5)
4	GasLog Savannah	2010	155,000	Spot Market	TFDE	—	—
				Multinational Oil and Gas Company (6)		July 2024	2025 (6)
5	GasLog Saratoga	2014	155,000	Mitsui (7)	TFDE	September 2024	—
6	GasLog Genoa	2018	174,000	Shell (8)	Dual-fuel medium speed propulsion (“X-DF”)	March 2027	2030-2033 (8)
7	GasLog Windsor	2020	180,000	Centrica (9)	X-DF	April 2027	2029-2033 (9)
8	GasLog Westminster	2020	180,000	Centrica	X-DF	July 2027	2029-2033 (9)
9	GasLog Georgetown	2020	174,000	Cheniere (10)	X-DF	November 2027	2030-2034 (10)
10	GasLog Galveston	2021	174,000	Cheniere	X-DF	January 2028	2031-2035 (10)
11	GasLog Wellington	2021	180,000	Cheniere	X-DF	June 2028	2031-2035 (10)
12	GasLog Winchester	2021	180,000	Cheniere	X-DF	August 2028	2031-2035 (10)
13	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032-2035 (8)
14	GasLog Warsaw	2019	180,000	Endesa (11)	X-DF	May 2029	2035-2041 (11)
15	GasLog Wales	2020	180,000	Jera (12)	X-DF	March 2032	2035-2038 (12)

As of August 4, 2022, the Partnership’s owned fleet consisted of the following vessels:

			Cargo	Charterer (for
		Year	Capacity	contracts of more		Charter	Optional
Vessel Name		Built	(cbm)	than six months)	Propulsion	Expiration(1)	Period(2)
1	Solaris	2014	155,000	Spot Market	TFDE	—	—
2	Methane Heather Sally	2007	145,000	Spot Market	Steam	—	—
3	Methane Shirley Elisabeth (13)	2007	145,000	JOVO (14)	Steam	August 2022	—
4	GasLog Santiago	2013	155,000	Trafigura (15)	TFDE	December 2022	2023–2028 (15)
5	Methane Jane Elizabeth	2006	145,000	Cheniere	Steam	March 2023	2024-2025 (10)
6	GasLog Seattle	2013	155,000	Major Trading House	TFDE	March 2023	—
7	GasLog Sydney	2013	155,000	Naturgy (16)	TFDE	April 2023	—
8	Methane Rita Andrea	2006	145,000	Gunvor (17)	Steam	October 2022	—
				Energy Major (18)		October 2023	—
9	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031 (8)
10	Methane Alison Victoria	2007	145,000	CNTIC VPower (19)	Steam	October 2023	2024-2025 (19)
11	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031 (8)
12	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029 (8)
13	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (8)
14	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (8)

Bareboat Vessels

As of August 4, 2022, our bareboat fleet consisted of the following vessels:

			Cargo	Charterer (for
		Year	Capacity	contracts of more		Charter	Optional
Vessel Name		Built	(cbm)	than six months)	Propulsion	Expiration(1)	Period(2)
1	GasLog Skagen (20)	2013	155,000	Chevron (21)	TFDE	September 2022	—
2	GasLog Salem (20)	2015	155,000	Gunvor	TFDE	March 2023	—
3	GasLog Hong Kong (20)	2018	174,000	TotalEnergies (22)	X-DF	December 2025	2028 (22)
4	Methane Julia Louise (20)	2010	170,000	Shell	TFDE	March 2026	2029-2031 (8)
5	GasLog Houston (20)	2018	174,000	Shell	X-DF	May 2028	2031-2034 (8)

As of August 4, 2022, the Partnership’s bareboat fleet consisted of the following vessel:

			Cargo	Charterer (for
		Year	Capacity	contracts of more		Charter	Optional
Vessel Name		Built	(cbm)	than six months)	Propulsion	Expiration(1)	Period(2)
1	GasLog Shanghai (20)	2013	155,000	Gunvor	TFDE	November 2022	—

(1)	Indicates the expiration of the initial term.
(2)	The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(3)	The GasLog Chelsea is scheduled to be converted into a Floating Storage Regasification Unit (“FSRU”) in 2023.
(4)	The vessel is chartered to Singapore LNG Corporation. Subject to receipt of firm notice by the end of 2023, the vessel is expected to be delivered to Sinolam LNG Terminal, S.A. (“Sinolam LNG”) no later than twelve months thereafter for use as a floating storage unit (“FSU”) in support of an LNG gas-fired power plant currently being developed near Colon, Panama, by Sinolam Smarter Energy LNG Power Company, a subsidiary of private Chinese investment group Shanghai Gorgeous Development Company. The completion of the power plant was initially scheduled for the second quarter of 2020 but has since been significantly delayed as a result of COVID-19 related impacts to the construction schedule. In the meantime, the vessel has undergone FSU conversion for the Sinolam LNG charter during its scheduled dry-dock in the second quarter of 2021.
(5)	The vessel is chartered to DESFA for a period of one year. DESFA has the right to extend the charter by six additional months provided that DESFA gives us advance notice of declaration.
(6)	The vessel is expected to begin its time charter with a multinational oil and gas company in the third quarter of 2022. The charterer has the right to extend the charter by one additional period of one year, provided that the charterer gives us advance notice of the declaration.
(7)	The vessel is chartered to Mitsui & Co., Ltd. (“Mitsui”).
(8)	The vessel is chartered to Shell plc (“Shell”). Shell has the right to extend the charters of (a) the GasLog Genoa, the GasLog Houston and the GasLog Gladstone by two additional periods of three years, (b) the GasLog Geneva and the GasLog Gibraltar by two additional periods of five and three years, respectively, (c) the Methane Becki Anne and the Methane Julia Louise for a period of either three or five years, (d) the GasLog Greece and the GasLog Glasgow for a period of five years, provided that Shell gives us advance notice of the declarations.
(9)	The vessels are chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica Plc (“Centrica”). Centrica has the right to extend the charters by three additional periods of two years, provided that Centrica gives us advance notice of declaration.
(10)	The vessels are chartered to Cheniere Marketing International LLP, a subsidiary of Cheniere Energy Inc. (“Cheniere”). Cheniere has the right to extend the charters of (a) the GasLog Georgetown, the GasLog Galveston, the GasLog Wellington and the GasLog Winchester by three consecutive periods of three years, two years and two years, respectively and (b) the Methane Jane Elizabeth by two additional periods of one year, provided that Cheniere gives us advance notice of the declarations.
(11)	“Endesa” refers to Endesa S.A. Endesa has the right to extend the charter of the GasLog Warsaw by two additional periods of six years, provided that Endesa gives us advance notice of declaration.
(12)	“Jera” refers to LNG Marine Transport Limited, the principal LNG shipping entity of Japan’s Jera Co., Inc. Jera has the right to extend the charter by two additional periods of three years, provided that Jera gives us advance notice of declaration.
(13)	The Partnership has entered into an agreement and expects to complete the sale of the vessel in the third quarter of 2022.
(14)	The vessel is chartered to Singapore Carbon Hydrogen Energy Pte. Ltd., a wholly owned subsidiary of JOVO Group (“JOVO”).
(15)	“Trafigura” refers to Trafigura Maritime Logistics PTE Ltd. Trafigura may extend the term of this time charter for a period ranging from one to six years, provided that the charterer gives us advance notice of declaration.
(16)	The vessel is chartered to Naturgy Aprovisionamientos S.A. (“Naturgy”).
(17)	The vessel is chartered to Clearlake Shipping Pte. Ltd., a subsidiary of Gunvor.
(18)	The vessel is expected to begin its time charter with an energy major right after the expiration of its current charter with Gunvor.
(19)	The vessel is chartered to CNTIC VPower Energy Ltd. (“CNTIC VPower”), an independent Chinese energy company. CNTIC VPower may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of declaration.
(20)	Gas-six Ltd., GAS-ten Ltd. and GAS-three Ltd. have sold the GasLog Skagen, the GasLog Salem and the GasLog Shanghai, respectively, to a wholly owned subsidiary of China Development Bank Leasing and leased it back for a period of five years, with no repurchase option or obligation. GAS-twenty five Ltd., GAS-twenty six Ltd. and GAS-twenty four Ltd. have sold the GasLog Hong Kong to Sea 190 Leasing Co. Limited, the Methane Julia Louise to Lepta Shipping Co. Ltd. and the GasLog Houston to Hai Kuo Shipping 2051G Limited, respectively, and leased them back for a period of up to twelve, 17 and eight years, respectively. GAS-twenty five Ltd. and GAS-twenty six Ltd. have the option and GAS-twenty four Ltd. has the option and the obligation to re-purchase the vessels on pre-agreed terms.
(21)	The vessel is chartered to Chevron Asia Pacific Shipping Pte. Ltd. (“Chevron”).
(22)	The vessel is chartered to TotalEnergies Gas & Power Limited, a wholly owned subsidiary of TotalEnergies SE (“TotalEnergies”). TotalEnergies has the right to extend the charter for a period of three years, provided that TotalEnergies provides us with advance notice of declaration.

Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership’s initial public offering, as amended, GasLog has agreed, and has caused our controlled affiliates (other than GasLog Partners, its general partner and its subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying and offering GasLog Partners the opportunity to purchase such a vessel at fair market value.

Future Deliveries

As of August 4, 2022, GasLog has four newbuildings on order at Daewoo:

		Cargo
		Capacity			Estimated Charter
LNG Carrier	Expected Delivery	(cbm)	Charterer	Propulsion	Expiration(1)
Hull No. 2532	Q3 2024	174,000	Multinational Oil and Gas Company	MEGI	2031
Hull No. 2533	Q3 2024	174,000	Mitsui	MEGI	2033
Hull No. 2534	Q3 2025	174,000	Woodside	MEGI	2035
Hull No. 2535	Q4 2025	174,000	Woodside	MEGI	2035

(1)	Charter expiration to be determined based upon actual date of delivery.

EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2021 and June 30, 2022

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2021	June 30, 2022
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	23,508	24,546
Deferred financing costs	5,564	208
Other non-current assets	4,866	4,653
Derivative financial instruments, non-current portion	1,913	5,122
Tangible fixed assets	5,002,829	4,600,855
Vessels under construction	22,939	136,782
Right-of-use assets	363,035	420,789
Total non-current assets	5,434,165	5,202,466
Current assets
Vessels held for sale	—	113,435
Trade and other receivables	28,595	36,843
Dividends receivable and other amounts due from related parties	18	14
Derivative financial instruments, current portion	596	4,100
Inventories	8,327	8,690
Prepayments and other current assets	5,798	5,878
Short-term cash deposits	—	10,000
Cash and cash equivalents	282,246	271,777
Total current assets	325,580	450,737
Total assets	5,759,745	5,653,203
Equity and liabilities
Equity
Preference shares	46	46
Share capital	954	954
Contributed surplus	692,536	658,888
Reserves	15,322	15,104
(Accumulated deficit)/Retained earnings	(65,117)	25,407
Equity attributable to owners of the Group	643,741	700,399
Non-controlling interests	924,630	920,058
Total equity	1,568,371	1,620,457
Current liabilities
Trade accounts payable	15,892	23,642
Ship management creditors	119	213
Amounts due to related parties	27	28
Derivative financial instruments, current portion	25,518	4,494
Other payables and accruals	153,501	149,785
Borrowings, current portion	553,161	291,850
Lease liabilities, current portion	30,905	41,758
Total current liabilities	779,123	511,770
Non-current liabilities
Derivative financial instruments, non-current portion	28,694	7,635
Borrowings, non-current portion	3,105,059	3,125,931
Lease liabilities, non-current portion	271,945	300,535
Other non-current liabilities	6,553	86,875
Total non-current liabilities	3,412,251	3,520,976
Total equity and liabilities	5,759,745	5,653,203

Unaudited condensed consolidated statements of profit or loss

For the three and six months ended June 30, 2021 and 2022

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2022	2021	2022
Revenues	173,010	216,096	378,337	429,819
Voyage expenses and commissions	(5,681)	(1,995)	(9,593)	(7,327)
Vessel operating and supervision costs	(40,688)	(42,446)	(79,941)	(86,083)
Depreciation	(48,493)	(58,008)	(96,183)	(112,841)
Impairment loss	—	(28,027)	—	(56,911)
Loss on disposal of non-current assets	—	—	—	(577)
General and administrative expenses	(13,498)	(6,884)	(25,240)	(16,902)
Profit from operations	64,650	78,736	167,380	149,178
Financial costs	(51,216)	(39,466)	(90,604)	(76,835)
Financial income	34	353	86	412
(Loss)/gain on derivatives	(6,310)	8,330	13,973	45,731
Share of profit of associates	553	416	1,120	935
Total other expenses, net	(56,939)	(30,367)	(75,425)	(29,757)
Profit for the period	7,711	48,369	91,955	119,421
Attributable to:
Owners of the Group	(4,784)	45,729	53,150	90,524
Non-controlling interests	12,495	2,640	38,805	28,897
	7,711	48,369	91,955	119,421

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2021 and 2022

(Amounts expressed in thousands of U.S. Dollars)

	For the six months ended
	June 30, 2021	June 30, 2022
Cash flows from operating activities:
Profit for the period	91,955	119,421
Adjustments for:
Depreciation	96,183	112,841
Impairment loss	—	56,911
Loss on disposal of non-current assets	—	577
Share of profit of associates	(1,120)	(935)
Financial income	(86)	(412)
Financial costs	90,604	76,835
Gain on derivatives (excluding realized gain/loss on forward foreign exchange contracts held for trading)	(13,918)	(47,558)
Share-based compensation	3,236	463
	266,854	318,143
Movements in working capital	2,558	(6,583)
Net cash provided by operating activities	269,412	311,560
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(333,461)	(117,196)
Proceeds from sale and leaseback, net of commissions	—	123,448
Proceeds from FSRU forthcoming sale	—	79,526
Other investments	—	(103)
Dividends received from associate	825	—
Purchase of short-term cash deposits	(2,500)	(10,000)
Financial income received	86	222
Net cash (used in)/provided by investing activities	(335,050)	75,897
Cash flows from financing activities:
Proceeds from loans and bonds, net of discount	318,913	312,638
Loan and bond repayments	(266,770)	(543,116)
Principal elements of lease payments	(5,498)	(18,707)
Interest paid	(88,407)	(73,511)
Loan/bond modification costs related to the Transaction	(15,652)	—
Payment of cash collaterals for swaps	(4,480)	—
Release of cash collaterals for swaps	19,717	990
Payment of loan and bond issuance costs	(4,708)	(1,580)
Loan issuance costs received	379	—
Payment of equity raising costs	(124)	(20)
Proceeds from GasLog Partners’ common unit offerings (net of underwriting discounts and commissions)	10,000	—
Dividends paid (common and preference)	(32,895)	(55,400)
Repurchase of GasLog Partners’ preference units	—	(18,740)
Net cash used in financing activities	(69,525)	(397,446)
Effects of exchange rate changes on cash and cash equivalents	(52)	(480)
Decrease in cash and cash equivalents	(135,215)	(10,469)
Cash and cash equivalents, beginning of the period	367,269	282,246
Cash and cash equivalents, end of the period	232,054	271,777

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA and Adjusted Profit

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses, impairment loss, gain/loss on disposal of non-current assets, restructuring costs and the Transaction Costs. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs, Transaction Costs and non-cash gain/loss on derivatives that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges. EBITDA, Adjusted EBITDA and Adjusted Profit are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses, impairment loss, gain/loss on disposal of non-current assets, restructuring costs and Transaction Costs; and in the case of Adjusted Profit, write-off and accelerated amortization of unamortized loan/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs, Transaction Costs and non-cash gain/loss on derivatives, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per share or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA and Adjusted Profit are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA and Adjusted Profit, you should be aware that in the future we may incur expenses that are the same as, or similar to, some of the adjustments in this presentation. Our presentation of Adjusted EBITDA and Adjusted Profit should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Profit for the period	7,711	48,369	91,955	119,421
Depreciation	48,493	58,008	96,183	112,841
Financial costs	51,216	39,466	90,604	76,835
Financial income	(34)	(353)	(86)	(412)
Loss/(gain) on derivatives	6,310	(8,330)	(13,973)	(45,731)
EBITDA	113,696	137,160	264,683	262,954
Foreign exchange losses/(gains), net	206	(207)	(389)	72
Restructuring costs	93	211	144	1,689
Transaction Costs	5,241	319	8,958	840
Impairment loss	—	28,027	—	56,911
Loss on disposal of non-current assets	—	—	—	577
Adjusted EBITDA	119,236	165,510	273,396	323,043

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Profit for the period	7,711	48,369	91,955	119,421
Non-cash gain on derivatives	(2,531)	(14,442)	(31,571)	(60,654)
Write-off of unamortized loan fees	—	—	3,528	1,150
Foreign exchange losses/(gains), net	206	(207)	(389)	72
Restructuring costs	93	211	144	1,689
Transaction Costs	20,893	319	24,610	840
Impairment loss	—	28,027	—	56,911
Loss on disposal of non-current assets	—	—	—	577
Unrealized foreign exchange losses, net on cash	104	175	52	480
Adjusted Profit	26,476	62,452	88,329	120,486